

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 22, 2017

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

>   **Re: AmericaTowne, Inc.**
>   **Preliminary Schedule 14C**
>   **Filed July 31, 2017**
>   **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Information Statement on Schedule 14C

General

1. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A, as appropriate, including the Item 14 (b)(8)-(11) financial information and Item 14(c)(1)and (2).   Please see Item 1 of Schedule 14C.

2. Please provide an explanation of any material differences in the rights of security holders as a result of the transaction. In this regard, we note that the two companies are incorporated in different jurisdictions and may afford their shareholders different rights. Refer to Item 1004(a)(2) of Regulation M-A and Item 14(b)(4) of Schedule 14A.

3. We note that the Agreement and Plan of Merger will be void if the merger is not completed by August 30, 2017 unless the parties consent to extending it, as discussed in Section 1.1(b) of the Agreement. Because there are no longer 20 calendar days remaining

before August 30, it appears that without this consent or an amendment to the merger agreement, you will not be able to comply with the requirement to send the information statement at least 20 calendar days prior to completing the merger. Please see Exchange Act Rule 14c-2(b). Please disclose whether the parties have consented to or amended the merger agreement to provide for an extension of the agreement to a future date.

Action by Majority Shareholders, page 4

4. Identify the natural persons who control Yilaime Corporation and the Alton & Xiang Mei Lin Perkins Family Trust. We presume Mr. Alton Perkins has some affiliation with these entities, given that the table on page 7 discloses his 85.99% interest in you; please disclose his affiliation. Please also clarify why the amount of shares held by these two entities differs from the amount held by Mr. Perkins, as disclosed on page 7.

The Plan of Merger, page 6

5. Please describe in greater detail the terms of the merger in this section, including the number of common shares to be issued as consideration to shareholders of AmericaTowne and the percentage of interest in the surviving company. Please also disclose how the merger was brought to the attention of the Board and how the terms of the merger were ultimately determined. In doing so, please acknowledge that Mr. Perkins is the sole director of both companies and that his recommendation and approval of the merger may present conflicts of interest. Please also discuss how, if at all, such conflicts were addressed during the negotiation and/or approval process.

Reasons for the Plan of Merger, page 6

6. We note your disclosure that ATI Modular is traded on OTCPink under the symbol "ATMO" and that a reason for the merger is the liquidity associated with the shares that will be received by your shareholders. In doing so, please acknowledge that OTCPink has labeled ATI's common stock "Caveat Emptor (Buyer Beware)" and disclose the risks associated with this designation.

Security Ownership of Certain Beneficial Owners and Management, page 7

7. Please update to provide anticipated beneficial ownership after the effective date of the merger.

Item 3. Interests of Certain Persons in or Opposition to Matter to be acted upon, page 8

8. You state here that none of the "foregoing persons" have any substantial interest in either of the matters that were approved. Clarify your reference to "foregoing persons" and disclose the interests of Mr. Alton Perkins in the transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at (202) 551-3342, Attorney, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products